Exhibit 99.4

Full Year Financial Statement And Dividend Announcement for the Year Ended 31/12/2005 (Unaudited)

PART I — INFORMATION REQUIRED FOR ANNOUNCEMENTS OF QUARTERLY (Q1, Q2 & Q3), HALF-YEAR AND FULL YEAR RESULTS.
1(a)	An income statement (for the group) together with a comparative statement for the corresponding period of the immediately preceding financial year.

	Group
	US$'000%
		2004
	2005	(Restated)*	Change
Turnover	95,153	51,882	83.4%
Other income	1	55	-98.2%
Direct services fees incurred (Note 1)	(41,952)	(25,124)	67.0%
Personnel costs	(10,240)	(8,318)	23.1%
Infrastructure costs	(2,195)	(1,859)	18.1%
Foreign exchange (loss)/gain	(237)	538	N.M.
Depreciation	(1,265)	(1,090)	16.1%
Amortisation of intangible assets	(113)	(92)	22.8%
Selling expenses (Note 1)	(31,489)	(13,693)	130.0%
Marketing expenses	(317)	(280)	13.2%
Other operating expenses (Note 2)	(3,652)	(2,630)	38.9%
Share of results of associate	(46)	—	N.M.
Profit/(loss) from operations	3,648	(611)	N.M.
Interest income (Note 7)	1,066	789	35.1%
Non-operating income (Note 3)	453	263	72.2%
Profit before tax	5,167	441	1071.7%
Tax	—	—	—
Profit for the year	5,167	441	1071.7%
N.M. — Not Meaningful

Note 1

Direct services fees and selling expenses increased by 67% & 130% respectively compared to the previous year. This was due to the change in sales mix and increase in sales activity.

Note 2

Other operating expenses include the following:

	Group
	US$'000%
		2004
	2005	(Restated)*	Change
Gain/(loss) on disposal of fixed assets	28	(4)	N.M.
Fixed assets written off	(171)	(1)	N.M.
Allowance for stock obsolescence	(4)	(17)	-76.5%
Allowance for doubtful debts — trade	(316)	(113)	179.6%
Allowance for doubtful debts — non-trade	(86)	—	N.M.
Bad debts written back — trade	54	—	N.M.
Others	(3,157)	(2,495)	26.5%

Total other operating expenses	(3,652)	(2,630)	38.9%

*	Effect of restatement given in item 5.

Note 3

Non-operating income

	Group
	US$'000%
		2004
	2005	(Restated)*	Change
Gain on disposal of investment	453	3	N.M.
Write back for impairment in value of investment	—	255	N.M.
Dividend income	—	5	N.M.

Total non-operating income	453	263	72.2%

1(b)(i)	A balance sheet (for the issuer and group) , together with a comparative statement as at the end of the immediately preceding financial year.

	Group		Company
	US$'000		US$'000
		31/12/2004		31/12/2004
	31/12/2005	(Restated)*	31/12/2005	(Restated)*
Share capital	54,113	45,044	54,113	45,044
Share premium	75,887	70,418	75,887	70,418
Accumulated losses	(83,163)	(88,270)	(83,703)	(88,457)
Other reserves	215	336	215	336
Translation reserves	(146)	(136)	5	16

Total Shareholders Equity	46,906	27,392	46,517	27,357

Fixed assets	2,542	2,218	1,190	843
Intangible assets	186	169	129	164
Investment in subsidiaries	—	—	433	2,289
Investment in associate	154	—	200	—
Investment in long-term bonds and deposits (Note 4)	5,661	11,245	5,661	11,245
Other investments (Note 5)	3,716	263	3,716	263
Long-term loans and advances to subsidiaries	—	—	3,849	3,587
Current assets	45,842	22,170	41,621	17,200
Stocks	276	275	215	239
Trade debtors	2,172	2,356	1,618	1,424
Other debtors, deposits and prepayments (Note 6)	1,743	901	1,555	557
Due from subsidiaries	—	—	1,904	3,236
Due from associate	333	—	333	—
Investment in short-term bonds	2,420	1,995	2,420	1,995
Fixed deposits (Note 7)	37,437	14,649	33,168	9,410
Cash and bank balances	1,461	1,994	408	339
Current liabilities	(11,195)	(8,673)	(10,282)	(8,234)
Trade creditors (Note 8)	(2,834)	(1,982)	(1,814)	(1,179)
Other creditors and accruals (Note 8)	(8,361)	(6,691)	(7,159)	(5,233)
Due to subsidiaries	—	—	(1,309)	(1,822)

Net current assets	34,647	13,497	31,339	8,966

Net Assets	46,906	27,392	46,517	27,357

*	Effect of restatement given in item 5.

Note 4

As compared to 31 December 2004, the decrease in investment in long-term bonds and deposits was mainly due to the disposal of long-term bonds.

Note 5

As compared to 31 December 2004, the increase in other investments was mainly due to additional investment in quoted equity.

Note 6

As compared to 31 December 2004, the increase in other debtors, deposits and prepayments was mainly due to prepayments made for investment in PT. Atlasat Solusindo and the increase in sales activity.

Note 7

As compared to 31 December 2004, the increase in fixed deposits was mainly due to cash generated from operating activities, proceeds from redemption and disposal of bonds and the placement of shares to Venture One Finance Limited. The increase in fixed deposits also resulted in a corresponding increase in interest income.

Note 8

As compared to 31 December 2004, the increase in trade creditors, other creditors and accruals was mainly due to the increase in sales activity.

1(b)(ii)	Aggregate amount of group’s borrowings and debt securities.

Amount repayable in one year or less, or on demand

As at 31/12/2005		As at 31/12/2004
Secured (US$'000)	Unsecured (US$'000)	Secured (US$'000)	Unsecured (US$'000)
Nil	Nil	Nil	Nil
Amount repayable after one year

As at 31/12/2005		As at 31/12/2004
Secured (US$'000)	Unsecured (US$'000)	Secured (US$'000)	Unsecured (US$'000)
Nil	Nil	Nil	Nil
Details of any collateral

i) Structured deposits of US$1.0 million (31/12/2004 : structured deposits of US$1.0 million) were pledged as security for bank guarantees, standby letters of credit and other bank services; and

ii) Quoted bonds of US$2.4 million (31/12/2004 : quoted bonds of US$2.4 million) were pledged as security for bank guarantees, standby letters of credit and other bank services.

1( c )	A cash flow statement (for the group ) , together with a comparative statement for the corresponding period of the immediately preceding financial year.

	Group (US$'000)
		2004
	2005	(Restated)*
Cash flow from operating activities
Profit before taxation	5,167	441
Adjustment for non-cash items
(Gain)/loss on disposal of fixed assets	(28)	4
Gain on disposal of investment	(453)	(3)
Share of results of associate	46	—
Allowance for stock obsolescence	4	17
Amortisation of intangible assets	113	92
Depreciation of fixed assets (Note 9)	1,310	1,101
Share option expenses	381	294
Fixed assets written off	171	1
Interest income from bonds and deposits	(1,066)	(789)
Allowance for doubtful debts — trade	316	113
Allowance for doubtful debts — non trade	86	—
Write back of impairment in value of investment	—	(255)
Translation differences	142	(415)
Operating profit before working capital changes	6,189	601

Increase in stocks	(9)	(137)
(Increase)/decrease in trade debtors	(127)	707
(Increase)/decrease in other debtors, deposits and prepayments	(981)	67
Increase in amount due from associate	(333)	—
Increase/(decrease) in trade creditors	852	(380)
Increase in other creditors and accruals	1,670	1,584

Cash generated from operating activities	7,261	2,442

Cash flow from investing activities
Purchase of fixed assets	(1,843)	(1,311)
Purchase of intangible assets	(130)	(183)
Proceeds from disposal of fixed assets	67	35
Proceeds from disposal of long-term bonds and other investments	3,478	4,069
Proceeds from redemption of short-term bonds	1,983	4,217
Investment in long-term bonds and deposits	—	(3,356)
Investment in associate	(200)	—
Purchase of other investments	(4,032)	—
Interest income received from bonds and deposits	1,158	843

Net cash generated from investing activities	481	4,314

Cash flow from financing activities
Proceeds from issuance of ordinary shares	14,513	308

Net cash generated from financing activities	14,513	308

Net increase in cash and cash equivalents	22,255	7,064
Cash and cash equivalents at beginning of the year	16,643	9,579

Cash and cash equivalents at end of the year	38,898	16,643

*	Effect of restatement given in item 5.
Note 9

Depreciation of fixed assets included US$45K (2004 : US$11K) which was charged to direct services fees.

1(d)(i)	A statement (for the issuer and group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalisation issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year.

	Share	Share	Accumulated	Other	Translation
	capital	premium	losses	reserve	reserve	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
The Group

Balance as at 1 January 2004
-As previously reported	44,745	70,409	(83,746)	—	(5,027)	26,381
-Effect of adopting FRS 21	—	—	(4,923)	—	4,903	(20)
-Effect of adopting FRS 102	—	—	(42)	42	—	-

As at 1 January 2004 as restated	44,745	70,409	(88,711)	42	(124)	26,361

Changes in equity for the year:
-Net effect of exchange differences	—	—	—	—	(12)	(12)

-Net income recognised directly in equity	—	—	—	—	(12)	(12)
-Profit for the year	—	—	441	—	—	441

-Total recognised income and expenses for the year	—	—	441	—	(12)	429
-Issuance of ordinary shares	299	9	—	—	—	308
-Grant of equity-settled share options to employees	—	—	—	294	—	294

Balance as at 31 December 2004	45,044	70,418	(88,270)	336	(136)	27,392

Balance as at 1 January 2005
-As previously reported	45,044	70,418	(84,169)	—	(3,844)	27,449
-Effect of adopting FRS 21	—	—	(3,765)	—	3,708	(57)
-Effect of adopting FRS 102	—	—	(336)	336	—	—

	45,044	70,418	(88,270)	336	(136)	27,392
-Effect of adopting FRS 39	—	—	(60)	221	—	161

As at 1 January 2005 as restated	45,044	70,418	(88,330)	557	(136)	27,553

Changes in equity for the year:
-Net change in fair value adjustment reserve	—	—	—	(698)	—	(698)
-Net effect of exchange differences	—	—	—	—	(10)	(10)

-Net income recognised directly in equity	—	—	—	(698)	(10)	(708)
-Profit for the year	—	—	5,167	—	—	5,167

-Total recognised income and expenses for the year	—	—	5,167	(698)	(10)	4,459
-Issuance of ordinary shares	9,069	5,469	—	—	—	14,538
-Grant of equity-settled share options to employees	—	—	—	381	—	381
-Exercise of employee share options	—	—	—	(25)	—	(25)

Balance as at 31 December 2005	54,113	75,887	(83,163)	215	(146)	46,906

	Share	Share	Accumulated	Other	Translation
	capital	premium	losses	reserve	reserve	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
The Company

Balance as at 1 January 2004
-As previously reported	44,745	70,409	(52,572)	—	(6,284)	56,298
-Effect of adopting FRS 21	—	—	(6,144)	—	6,289	145
-Effect of adopting FRS 102	—	—	(42)	42	—	—

As at 1 January 2004 as restated	44,745	70,409	(58,758)	42	5	56,443

Changes in equity for the year:
-Net effect of exchange differences	—	—	—	—	10	10

-Net income recognised directly in equity	—	—	—	—	10	10
-Loss for the year	—	—	(29,698)	—	—	(29,698)

-Total recognised income and expenses for the year	—	—	(29,698)	—	10	(29,688)
-Issuance of ordinary shares	299	9	—	—	—	308
-Grant of equity-settled share options to employees	—	—	—	294	—	294

Balance as at 31 December 2004	45,044	70,418	(88,456)	336	15	27,357

Balance as at 1 January 2005
-As previously reported	45,044	70,418	(81,482)	—	(6,393)	27,587
-Effect of adopting FRS 21	—	—	(6,639)	—	6,409	(230)
-Effect of adopting FRS 102	—	—	(336)	336	—	—

	45,044	70,418	(88,457)	336	16	27,357
-Effect of adopting FRS 39	—	—	(60)	221	—	161

As at 1 January 2005 as restated	45,044	70,418	(88,517)	557	16	27,518

Changes in equity for the year:
-Net change in fair value adjustment reserve	—	—	—	(698)	—	(698)
-Net effect of exchange differences	—	—	—	—	(11)	(11)

-Net income recognised directly in equity	—	—	—	(698)	(11)	(709)
-Profit for the year	—	—	4,814	—	—	4,814

-Total recognised income and expenses for the year	—	—	4,814	(698)	(11)	4,105
-Issuance of ordinary shares	9,069	5,469	—	—	—	14,538
-Grant of equity-settled share options to employees	—	—	—	381	—	381
-Exercise of employee share options	—	—	—	(25)	—	(25)

Balance as at 31 December 2005	54,113	75,887	(83,703)	215	5	46,517

1(d)(ii)	Details of any changes in the company’s share capital arising from rights issue, bonus issue, share buy-back, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares for cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles as at the end of the current financial period reported on and as at the end of the corresponding period of the immediately preceding financial year.

a) During the financial year, a total of 2,565,500 ordinary shares at par value of S$0.10 each were issued upon the exercise of options granted under the Employees’ Share Option Schemes.
i)	765,000 ordinary shares of S$0.10 each granted under Employees’ Share Option Scheme;

ii)	221,000 ordinary shares of S$0.10 each granted under Employees’ Share Option Scheme II;

iii)	20,000 ordinary shares of S$0.101 each granted under Employees’ Share Option Scheme II;

iv)	12,000 ordinary shares of S$0.102 each granted under Employees’ Share Option Scheme II;

v)	581,500 ordinary shares of S$0.12 each granted under Employees’ Share Option Scheme II;

vi)	250,000 ordinary shares of S$0.135 each granted under Employees’ Share Option Scheme II;

vii)	414,000 ordinary shares of S$0.154 each granted under Employees’ Share Option Scheme II;

viii)	100,000 ordinary shares of S$0.179 each granted under Employees’ Share Option Scheme II; and

ix)	202,000 ordinary shares of S$0.181 each granted under Employees’ Share Option Scheme II.
b) During the financial year, a placement of 150,330,214 ordinary shares at par value of S$0.10 each were issued at S$0.1608 per share to Venture One Finance Limited.

The breakdown of the outstanding share options granted under the Employees’ Share Option Schemes

	No. of Shares
	31/12/2005	31/12/2004
Options granted under 1999 MediaRing Employees’ Share Option Scheme	9,457,000	10,393,000
Options granted under 1999 MediaRing Employees’ Share Option Scheme II	87,153,364	81,435,781
2.	Whether the figures have been audited or reviewed and in accordance with which auditing standard or practice.

The figures have not been audited or reviewed by the auditors.

3.	Where the figures have been audited or reviewed, the auditor’s report ( including any qualifications or emphasis of a matter ).

Not Applicable

4.	Whether the same accounting policies and methods of computation as in the issuer’s most recently audited annual financial statements have been applied.

Except as disclosed in paragraph 5 below, the Group has adopted the same accounting policies and methods of computation in the financial statements for the current financial period as those of the audited financial statements for the year ended 31 December 2004.

5.	If there are any changes in the accounting policies and method of computation , including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change.

The Group has adopted the new and revised Singapore Financial Reporting Standards (FRS) issued by the Council on Corporate Disclosure and Governance that are applicable to the Group with effect from the financial year beginning 1 January 2005. The following Standards which have a material impact to the Group have been applied in accordance with the relevant transitional provisions:
(i)	FRS 21 (revised) : The Effects of Changes in Foreign Exchange Rates

(ii)	FRS 39 Financial Instruments : Recognition and Measurement

(iii)	FRS 102 : Share-based Payment

With effect from 1 January 2005, the Company adopted FRS 21 (revised) : The Effects of Changes in Foreign Exchange Rates. With this revision of FRS 21 (revised), the Board reviewed the choice of functional currency for the Company. As sales and purchases are denominated primarily in US Dollars and net receipts from operations are usually retained in US Dollars, the directors are of the opinion that choosing the US Dollars as the functional currency best reflects the economic substance of the underlying activities of the Company and are also in line with FRS 21 (revised). Hence the Company changed its functional and presentation currency from Singapore Dollars to US Dollars. The effect of adopting FRS 21 led to retrospective changes made to the financials for comparative purposes.

In accordance with FRS 102, the employees’ and directors’ share option expense was accounted for in the profit and loss statement and share option reserve. The comparative figures for 2004 are restated accordingly.

In accordance with the transitional provisions of FRS 39, the effect of recognition, derecognition and measurement of financial instruments, for periods prior to 1 January 2005, is not required to be restated. Consequently, the comparative figures for 2004 have not been restated for the impact of adopting FRS 39.

The effects arising from the adoption of the above FRS are summarised in the statement of changes in equity in paragraph 1 (d)(i).

Apart from the above, the various revisions in FRS, applicable from 1 January 2005, are currently assessed to have no material impact on the Group’s results.

6.	Earning per ordinary share of the group for the current financial period reported on and the corresponding period of the immediately preceding financial year, after deducting any provision for preference dividends.

Group
	2005	2004 (restated)*
Earning per ordinary share for the year after deducting any provision for preference dividends:-
i) Based on weighted average number of ordinary share in issue (US cent)	0.64 cent	0.06 cent
ii) On a fully diluted basis (US cent)	0.63 cent	0.06 cent
Basic earning per share is calculated based on the weighted average number of 802,149,303 (31/12/2004 : 749,613,423) ordinary shares in issue.

Diluted earning per share is calculated based on the adjusted weighted average number of 825,477,798 (31/12/2004 : 764,886,401) ordinary shares.

7.	Net assets value (for the issuer and group) per ordinary share based on issued share capital of the issuer at the end of the :- (a) current financial period reported on; and (b) immediately preceding financial year.

Group		Company
	31/12/2004		31/12/2004
31/12/2005	(restated)*	31/12/2005	(restated)*
Net asset backing per ordinary share is calculated based on 903,870,279 (2004 : 750,974,565) ordinary shares in issue at the end of the period under review and of the immediate preceding financial year (US cent).
5.19 cent	3.65 cent	5.15 cent	3.64 cent

*	Effect of restatement given in item 5.

8.	A review of the performance of the group, to the extent necessary for a reasonable understanding of the group’s business. It must include a discussion of the following:- (a) any significant factors that affected the turnover, costs, and earnings of the group for the current financial period reported on, including (where applicable) seasonal or cyclical factors; and (b) any material factors that affected the cash flow, working capital, assets or liabilities of the group during the current financial period reported on.

For the year ended 31 December 2005, the Group achieved a net profit of US$5.2 million driven by strong growth in revenue.

During the year under review, Group revenue grew by 83.4% to US$95.2 million from US$51.9 million in FY 2004, mainly due to continued strong growth in its VoIP retail operations.

Riding on the rapid growth in the VoIP industry, the Group’s performance was boosted in FY 2005 by its VoIP retail operations which grew 89.4% to US$92.5 million from US$48.8 million in FY 2004.

The Group’s call traffic rose 51% to 1,003 million minutes in FY 2005 from 665 million minutes in FY 2004. The Group generated more than 85 million minutes of call traffic a month since July 2005. Of this, VoIP call traffic accounted for 97%.

The Group further expanded its marketing and distribution network to more than 1,400 partners as compared to approximately 1,100 for FY 2004.

In FY 2005, all categories of expenses for the Group increased as a result of the substantial growth in revenue. While direct service fees and selling expenses increased almost in tandem with revenue growth, the other operating expenses increased at a much slower pace reflecting the increased economies of scale associated with revenue growth.

During the year, placement of 150,330,214 ordinary shares with par value of S$0.10 each were allotted and issued at S$0.1608 per share to Venture One Finance Limited pursuant to a placement agreement dated 26 August 2005. This placement represents 16.63% of total issued share capital of the Company on 31 December 2005. Proceeds of the placement of S$24.2 million would be used to finance new acquisitions or investments in assets or business which are synergistic with our business.

During the year, the Company invested in Cambodia by taking a 40% stake in Cambodia Data Communication Company Ltd (CDC), a wholesale carrier providing telecommunication services and holding an ISP license issued by the Ministry of Post and Telecommunication Cambodia (MPTC). In addition, CDC has a VSAT network agreement in the field of telecommunication awarded by MPTC. CDC is authorised to provide internet services throughout Cambodia, offering dial-up or ADSL broadband connections.

The Company also signed a sale & purchase agreement to acquire PT Atlasat Solusindo (PTA), a licensed Indonesian VoIP services provider. Under the agreement, the Company will acquire 95% of PTA for US$3.18 million. PTA is involved in the principal business of providing telephony services using VoIP technology in Indonesia. PTA will generate opportunities to drive revenue growth, provide synergies and create shareholder value for the enlarged Group.

9.	Where a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between it and the actual results.

There was no forecast or prospect statement disclosed to shareholders previously.

10.	A commentary at the date of the announcement of the significant trends and competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months.

With the Company’s strong momentum and the anticipated continued growth of VoIP, the Group is optimistic about the business outlook in 2006.

We have made steady progress in growing our share of the global VoIP market over the past years and MediaRing continues to be the leading company in the pure-play VoIP market outside the US. With increasing market adoption of this technology and public recognition of the many benefits it brings to consumers and businesses alike, we are optimistic of our growth prospects.

We remain focused on our VoIP business. Notably, with the acquisitions in FY 2005, MediaRing has gained strategic presences in Cambodia and Indonesia and built effective platforms for its telecommunications services in these new markets. Looking ahead, MediaRing will continue to find avenues for sustainable growth through continued market and product development; and will remain open to possible strategic alliances and investments with other synergistic businesses.

The Company has today also announced its intention to, subject to the satisfaction or waiver (as applicable) of certain pre-conditions, including regulatory approvals and shareholders’ approval of the Company, make a conditional voluntary general offer for Pacific Internet, details of which are set out in the “Pre-conditional Voluntary General Offer” announcement dated hereof made by UOB Asia Limited* (the “Pre-conditional Voluntary Offer”) on behalf of the Company. The Company also will today announce separately its proposed rights issue on a one for four basis at S$0.16 per rights share (the “Rights Issue”). Further information relating to the pre-conditional voluntary offer and the Rights Issue is set out in the Company’s announcement released in the SGXNET on the date hereof.

*	Reflects correction made subsequent to initial release of this announcement.

11.	Dividend

(a) Current Financial Period Reported On

Any dividend declared for the current financial period reported on? None

(b) Corresponding Period of the Immediately Preceding Financial Year

Any dividend declared for the corresponding period of the immediately preceding financial year? None

(c) Date payable

Not Applicable

(d) Books closure date

Not Applicable

12.	If no dividend has been declared / recommended, a statement to that effect.

No dividend has been declared or recommended.

PART II — ADDITIONAL INFORMATION REQUIRED FOR FULL YEAR ANNOUNCEMENT (This part is not applicable to Q1, Q2, Q3 or Half Year Results)
13.	Segmented revenue and results for business or geographical segments (of the group ) in the form presented in the issuer’s most recently audited annual financial statements, with comparative information for the immediately preceding year.

Business Segments

The Group has the following segments:
a)	Retail Operations comprising mainly:

i) “PC-to-Phone” service that allows users to make overseas calls from their PC to any phone in the world;

ii) “GCC” service that offers partners the ability to provide low cost calling card services via IP infrastructure;

iii) IDD and VoIP overseas calling services to corporate users and consumers; and

iv) “Enterprise” services that allows corporate users to make international calls via their existing corporate PABX and internet access.

b)	Carrier Operations comprising mainly:

i) wholesale traffic terminating services to carriers and service providers; and

ii) “Technology Licensing” service that offers connectivity and interoperability solutions to telecommunications carriers and wholesale clearing houses.

c)	Others

This segment is miscellaneous income and expenses that are not considered part of the main business segments.

	2005
	Retail	Carrier
	Operations	Operations	Others	Group
	(US$'000)	(US$'000)	(US$'000)	(US$'000)
Turnover	86,922	8,231	—	95,153
Operating profit/(loss)	6,608	(2,728)	(232)	3,648
Unallocated corporate income				1,519
Profit for the year				5,167

Allocated assets	4,851	1,520	—	6,371
Unallocated corporate assets				51,730
Total assets				58,101

Allocated liabilities	(10,295)	(900)	—	(11,195)

Capital expenditure	1,745	227	—	1,972

Depreciation and amortisation (Note 9)	1,172	251	—	1,423

	2004 (Restated)*
	Retail	Carrier
	Operations	Operations	Others	Group
	(US$'000)	(US$'000)	(US$'000)	(US$'000)
Turnover	41,254	10,628	—	51,882
Operating profit/(loss)	1,988	(2,599)	—	(611)
Unallocated corporate income				1,052
Profit for the year				441

Allocated assets	3,805	1,975	—	5,780
Unallocated corporate assets				30,285
Total assets				36,065

Allocated liabilities	(7,159)	(1,514)	—	(8,673)

Capital expenditure	1,222	272	—	1,494

Depreciation and amortisation (Note 9)	930	263	—	1,193

Geographical Segments

The Group have operating offices in three main geographical areas.
i)	Asia includes the operations in Singapore, China, Indochina, Hong Kong, Taiwan, Malaysia, Japan and Middle East.

ii)	USA includes the operations in North, South and Central America.

iii)	Europe includes the operations in Europe only.

	Turnover		Assets		Capital Expenditure
		2004		2004		2004
	2005	(Restated)*	2005	(Restated)*	2005	(Restated)*
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000

Asia	92,448	47,285	56,924	34,777	1,241	1,055
USA	2,705	3,570	1,176	1,287	731	439
Europe	—	1,027	1	1	—	—
Total	95,153	51,882	58,101	36,065	1,972	1,494
14.	In the review of performance , the factors leading to any material changes in contributions to turnover and earnings by the business or geographical segments.

Refer to item 8 above.

15.	A breakdown of sales.

	Group
	US$'000%
		2004
	2005	(Restated)*	Change
Sales reported for first half-year	44,418	23,258	91.0%
Profit/(loss) reported for first half-year	1,213	(1,084)	N.M.
Sales reported for second half-year	50,735	28,624	77.2%
Profit reported for second half-year	3,954	1,525	159.3%
16.	A breakdown of the total annual dividend ( in dollar value ) for the issuer’s latest full year and its previous full year.

Not Applicable
BY ORDER OF THE BOARD
Yvonne Lau Yee Wan
Company Secretary
27 February 2006
The Company has not yet commenced the offer. The offer, if made, will be made only pursuant to an offer document and related materials that the Company presently intends to distribute to holders of Pacific Internet shares. Holders of Pacific Internet shares should read carefully the offer document and related materials when they become available because they will contain important information. Assuming the offer is made, holders of Pacific Internet shares and investors may download a free copy of the Tender Offer Statement on Schedule TO, the offer document and other documents that the Company intends to file with the U.S. Securities and Exchange Commission at the SEC’s website at www.sec.gov.
These materials are not an offer for sale of securities in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933. The Company does not intend to register any portion of the Rights Issue in the United States or to conduct a public offering of rights or rights shares in the United States.